November 30, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3628

Attn: Courtney Lindsay

Re:	Progenity, Inc. (the “Company”) – Request for Acceleration

Registration Statement on Form S-1 (File No. 333-251044)

Dear Mr. Lindsay:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), and as representatives of the several underwriters of the Company’s proposed public offering of common shares, we hereby join the Company’s request for acceleration of the above-referenced Registration Statement, as amended, requesting effectiveness for 4:00 p.m. Eastern Time on December 2, 2020, or as soon thereafter as is practicable.

Pursuant to Rule 460 of the Act, we, as representatives of the several underwriters, wish to advise you that there will be distributed to each Underwriter or dealer, who is reasonably anticipated to participate in the distribution of the security, as many copies of the proposed form of preliminary prospectus as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

We, the undersigned, as representatives of the several underwriters, have complied and will continue to comply, and we have been informed by the participating underwriters that they have complied and will continue to comply, with the provisions of Rule 15c2-8 of the Securities Exchange Act of 1934, as amended.

[Signature Page Follows]

Very truly yours,

Piper Sandler & Co.
Wells Fargo Securities, LLC
As representatives of the several Underwriters

By: Piper Sandler & Co.

By:	/s/ Neil Riley
Name: Neil Riley
Title: Managing Director

By: Wells Fargo Securities, LLC

By:	/s/ Geoffrey Goodman
Name: Geoffrey Goodman
Title: Managing Director

[Signature Page to Acceleration Request Letter]